Filed by ARM Holdings plc

pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 000-29644

Subject Company: Artisan Components, Inc.

Commission File No.: 000-23649

The following is a series of slides, dated October 19, 2004, made available to investors in connection with the announcement of the unaudited financial results of ARM Holdings plc for the third quarter ended September 30, 2004.

ARM Q3 Update

October 2004

THE ARCHITECTURE FOR THE DIGITAL WORLD TM

Important Information For Investors and Shareholders

ARM and Artisan have filed a registration statement on Form F-4 that contains a preliminary proxy statement/prospectus with the SEC in connection with the proposed transaction. The final prospectus/proxy statement will be mailed to the stockholders of Artisan. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 734-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on ARM’s and Artisan’s web sites are not a part of this communication.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions “Factors Affecting Future Operating Results” contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the SEC.

Agenda

Q3 Business Update

Q3 Financial Review

Update on Artisan Transaction

Agenda

Q3 Business Update

Q3 2004 – Business Update

Licensing

5 additional ARM11 family licenses

22 to date

First OptimoDE™ data engine license signed

Order backlog flat at end Q3 after >10% increase in Q2

Royalties

Annualised unit shipments >1.3 billion

Average royalty rate (ARR) at 8.4 cents

Several partners shipping higher volume of mature products

ARM9-based shipments 21% of total shipments

ARM926-based shipments <2% of total shipments

Positive impact on ARR as 926 proportion increases

Q3 2004 – Business Update (cont’d)

Operations

Acquisition of Axys

Adds electronic system level expertise to RealView® design tools portfolio

Headcount increased but total costs carefully managed

First ARM Developers’ Conference in October 2004

ARM Developers’ Conference

Santa Clara, California

October 19 – 21 2004

Attendance close to 1000

50% OEM developers

25% Silicon developers

25% EDA, tools, apps

Format

Presentations

Panel discussions

Hands-on labs

Exhibition

100+ booths

Sponsorships and events

Agenda

Q3 Financial Review

Q3 2004 – Financial Highlights

Total dollar revenues at $70.1 million

Up 7% Q on Q

Up 39% year on year

$ licensing revenue 22% up Y on Y

5 additional ARM11 licenses signed

$ royalty revenues up 64% Y on Y

Record 341 million units shipped

Average royalty rates 8.4c (Q2 – 8.7c)

Operating margin increases to 28.9%

Up from 17.7% in Q3 2003

Backlog flat end Q3 vs. Q2

After >10% increase in Q2

Strong cash generation

£15.1 million generated before payment for Axys

Quarterly Results Summary

Q304 (£MM) Q204 (£MM) Q104 (£MM) Q403 (£MM)

Total revenues 39.4 36.9 35.0 34.0

US$ revenues 70.1 65.3 62.3 57.0

Operating profit 11.4 8.8 7.9 7.6

Mgn (%) 28.9% 23.8% 22.6% 22.3%

PBT – U.S. GAAP 13.3 10.4 9.4 8.9

EPS – U.S. GAAP (p) 0.92 0.70 0.64 0.57

Net cash 174.6 166.3 158.9 159.8

Revenue Split

Q3 2004

8% 1% 14%

37%

40%

Q2 2004

8% 2%

13%

39%

38%

Licensing Royalties Dev Sys Support Consulting

Geographic Spread

Revenues Q304

47% USA (56% Q204)

34% Asia (32%)

19% Europe (12%)

Bookings Q304

45% USA (49% Q204)

34% Asia (40%)

21% Europe (11%)

0%

20%

40%

60%

80%

100%

Q400

Q201

Q401

Q202

Q402

Q203

Q403

Q204

East Asia

Europe

USA

Licensing Analysis

Licensing Models

Arch.

Subscription

Implementation

Term

Single Use Design

Foundry Program

Academic / Research

ARM Partner / Product Proliferation

Core and Non-CPU Licensing

0

20

40

60

80

100

1999

2000

2001

2002

2003

H1

04

Q3

04

%

Other

Arch/subs

ARM11

ARM10

ARM9

ARM7

Core Licensing – Q3 2004

Q304: 12 licenses

3 new partners

3 x per use ARM7TDMI®

8 existing partners

4 derivatives

2 x ARM9 family

2 x ARM11 family

5 upgrades

1 x ARM7 family

1 x ARM9 family

3 x ARM11 family

136 partners at end Q3 2004

ARMv5TE

ARMv4T

ARMv5TEJ

ARM968E-S

ARM7TDMI

2

1

ARM926EJ-S

1

ARM1136JF-S

ARMv6

4

ARM1176JZ(F)-S

1

ARM1156T2-S

3

Core Licensing – Cumulative



ARMv7
Tiger
2
ARMv6
ARM11XX
22
ARMv5TEJ
ARM1026EJ-S
14
ARMv5TE
ARM10XX
ARM926EJ-S
Xscale
1
ARM7EJ-S
ARM9E-S
150
6
ARMv4T
SecurCore
116
ARM9T
ARMv4
StrongARM
ARM7T
1
ARM7

THE ARCHITECTURE FOR THE DIGITAL WORLD™
16

Royalties – Q3 2004

341 million units shipped by our partners in Q2

Reported by ARM in Q3

Total unit shipments reported in YTD 2004 up 66% Y on Y

905 million (YTD 03 – 546 million)

280 million outside Wireless

+66% on YTD 03

Record royalty revenues in Q3

$28.6 million ($24.9 million in Q2)

Number of partners shipping at 59 (out of 136)

Q3 average royalty rate at 8.4 cents

Several partners shipping more mature products

ARM9 accounts for 21% of total shipments

ARM926 <2% of total shipments

Q3 Royalty Analysis

Units Shipped in Q2 2004 by Segment

Automotive1%

Consumer Entertainment 7%

Imaging 5%

MCU 1%

Networking 8%

Secure 3%

Storage 7%

Wireless 68%

Royalties

	Q403	Q104	Q204	Q304
Roy.Revs (£MM)	12.8	13.4	13.9	16.0
% of Revs	38%	38%	38%	40%
Units (MM)	236	278	286	341
No.shipping	60	63	59	59
Roy.Revs ($MM)	21.6	24.1	24.9	28.6



350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
Q299
Q499
Q200
Q400
Q201
Q401
Q202
Q402
Q203
Q403
Q204

ARM THE ARCHITECTURE FOR THE DIGITAL WORLD™
19

Sales in Q304

28% (27%) USA

35% (48%) Asia

37% (26%) Europe

14% of total revenues

44% revenues through distribution

Development Systems

0

1000

2000

3000

4000

5000

6000

7000

8000

Q399

Q100

Q300

Q101

Q301

Q102

Q302

Q103

Q303

Q104

Q304

£’000

Boards

Toolkits

Operating Margin


(%)
40.0
30.0
20.0
10.0
0.0
Q399
Q300
Q301
Q302
Q303
Q304
Op mgn excl GW

	Q104	Q204	Q304
R&D (%)	34.6%	33.4%	33.0%
R&D (£MM)	12.1	12.4	13.0
SG&A (%)	35.1%	36.0%	30.9%
SG&A (£MM)	12.3	13.3	12.2
Op Mgn (%)	22.6%	23.8%	28.9%

Values as percentage of sales

ARM THE ARCHITECTURE FOR THE DIGITAL WORLD™

21

Cash Flow Summary

£MM – U.K. GAAP

Operating profit

Depreciation and amortisation

Movements in working capital

Investments

Operating activities

Q304

11.1

3.4

4.1

0.0

18.6

1H04

17.4

7.0

(9.1)

(0.4)

14.9

£MM – U.K. GAAP

Operating activities

Interest

Tax

Capital expenditure

Acquisitions

Dividend

Other

Cash flow

Opening cash

Closing cash

Q304

18.6

1.6

(3.5)

(1.6)

(6.8)

—

8.3

166.3

174.6

—

1H04

14.9

3.2

(4.7)

(1.8)

(6.1)

1.0

6.5

159.8

166.3

—

Backlog

Backlog by Maturity Profile

Backlog Composition

34%

21%

45%

Q404/Q105

Q205/Q305

Q405+

Backlog Composition

25% 24%

51%

Subscriptions & Architecture Cores Support, Maintenance & Other

Outlook

Industry growth slowing in H2 2004

ARM remain confident of achieving Y on Y dollar revenue growth of approximately 30%

Robust licensing sales pipeline

ARM11 traction

Higher backlog coverage

Royalty revenue momentum

Steady growth in Development Systems revenues

Agenda

Update on Artisan Transaction

Transaction Update

Form F-4 filed with the SEC

Listing Particulars and Circular filed with the UKLA

Regulatory review of shareholder voting documents in progress

Antitrust clearance given by U.S. authorities

Current expectation that shareholder meetings will take place in either late December 2004 or January 2005

Ongoing discussions with shareholders, industry analysts and equity analysts regarding transaction

Integration planning ongoing

ARM ®

Artisan

COMPONENTS ®